MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the first quarterly period (three months ended July 31, 2007 and 2006). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three months ended July 31, 2007 (“Q1 2008”) with the comparable period a year earlier (the three months ended July 31, 2006 (“Q1 2007”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

This MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 15 for further information.

1. FISCAL 2008 FIRST QUARTER REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

El Dorado Gold Project, El Salvador

Exploration at Pacific Rim’s El Dorado project during the first quarter of fiscal 2008 continued to focus on delineating the Balsamo gold zone in preparation for an updated El Dorado project resource estimate. The results of 33 additional drill holes completed during Q1 2008 were issued in early August 2007, subsequent to the end of the quarter.

Additional information regarding exploration results and future exploration plans at the El Dorado project is presented in Section 2.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Q1 2008 (three months ended July 31, 2007)	Q1 2007 (three months ended July 31, 2006)
Revenue	$1,339	$1,610
Operating Costs	$139	$966
Exploration expenditures	$2,346	$2,185
Net income (loss) for the period	$(1,459)	$(2,046)
Per share (basic and diluted)	$(0.01)	$(0.02)
Cash Flow (used) for operating activities	$(3,003)	$(2,498)
Net increase (decrease) in cash and cash equivalents	$(1,624)	$(849)
Common shares outstanding (average)	109,781,960	105,962,064
Fully diluted shares (average)	113,783,228	111,924,564
	July 31, 2007	April 30, 2007
Cash and cash equivalents	$872	$2,496
Total assets	$19,551	$21,494
Total liabilities	$4,199	$4,857
Working Capital	$7,006	$9,297

Net Income (Loss)

The consolidated net loss for Q1 2008 was $(1.5) million or $(0.01) per share compared to a net loss of $(2.0) million or $(0.02) per share in Q1 2007. The $0.5 million improvement in net loss period over period is primarily a result of an increase in mine operating income ($1.1 million for Q1 2008 compared to $0.6 million for Q1 2007) and foreign exchange gain of $0.3 million for Q1 2008 compared to a foreign exchange loss of $(0.2) million for Q1 2007.

Liquidity and Financial Condition

During Q1 2008 Pacific Rim’s cash and cash equivalents decreased by $1.6 million, from $2.5 million at April 30, 2007 to $0.9 million at July 31, 2007. At July 31, 2007, temporary investments and bullion were $5.6 million and $1.9 million respectively, compared to $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $8.3 million at July 31, 2007 compared to $11.2 million at April 30, 2007, a decrease of $2.9 million.

The Company’s temporary investments consist of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. The Company has no exposure to asset backed commercial paper.

During Q1 2008 the Company received cash flow from the following sources: $2.8 million from the redemption of temporary investments; and, $0.1 million in interest income. Outlays of cash during Q1 2008 included: $2.9 million on direct exploration expenditures; $0.6 million on direct general and administrative expenses; and, $1.0 million on the purchase of property, plant and equipment, including the purchase of surface rights required for the proposed mine infrastructure site at the El Dorado project. The net of these cash inflows and outlays was a decrease in cash and cash equivalents during Q1 2008 of $1.6 million.

At July 31, 2007 the book value of Pacific Rim’s current assets stood at $8.9 million compared to $11.8 million at April 30, 2007 and current liabilities of $1.9 million, a $0.6 million decrease from the April 30, 2007 amount of $2.5 million. The Company has no debt. The $2.9 million decrease in current assets combined with the $0.6 million reduction in current liabilities, resulted in a $2.3 million reduction in working capital from $9.3 million at April 30, 2007 to $7.0 million at July 31, 2007.

Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2008 was 3,042 ounces of gold and 26,634 ounces of silver at a total cash production cost of $246 per ounce of gold produced (net of silver credits).

Gold production from Denton-Rawhide during the first quarter of fiscal 2008 was approximately 2% higher than in the same period of fiscal 2007; a reversal of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The improvement in gold production at Denton-Rawhide during Q1 2008 compared to Q1 2007 is a result of on-going production optimization efforts by the mine operators to maximize the recovery of gold from the heap leach pile. While these efforts have and may continue to result in short term improvements in production, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

2. PROJECT DEVELOPMENTS AND EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. During Q1 2008, the Company’s exploration efforts focused on continuing to drill delineate the Balsamo gold zone on the El Dorado project in preparation for an updated resource estimate for the project.

Pacific Rim’s exploration activities elsewhere in El Salvador during Q1 2008 included ongoing surface mapping, sampling and target generation programs at the Zamora-Cerro Colorado project, and regional reconnaissance elsewhere in El Salvador as part of its project generation efforts. Exploration work at the Santa Rita project remained temporarily suspended during Q1 2008.

Pacific Rim’s business model has been to utilize its cash and temporary investments on hand, plus cash flow from gold production from its 49% interest in the Denton-Rawhide Mine in Nevada and any cash it receives from the sale of non-core assets to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economic analysis, community relations initiatives and project generation. The Company’s available sources of cash and anticipated cash flow from production and the sale of non-core assets are not sufficient to fully fund underground development or mine construction at El Dorado.

The Company’s exploration work during Q1 2008 is discussed below. Additional details and background information regarding the Company’s exploration projects are provided in its 2007 Annual Report available at www.pacrim-mining.com or www.sedar.com.

El Dorado Gold Project, El Salvador

Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average head grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

Readers are referred to the Company’s 2007 Annual Report for a thorough description of the El Dorado project claims and tenure.

Exploration Developments

During the first quarter of fiscal 2008, Pacific Rim continued to drill delineate the Balsamo gold deposit. The Balsamo deposit is one of a number of new gold discoveries made on the El Dorado project during fiscal 2007.

The Balsamo deposit is located roughly 1 kilometer to the east-southeast of the Minita and South Minita deposits, which contain the bulk of the established resources on the El Dorado project, and is in close proximity to the planned El Dorado mine infrastructure as proposed in the Company’s January 2005 prefeasibility study. Much like the Minita deposit, the Balsamo deposit comprises a high-grade zone where both vein widths and gold grades are robust and persistent, surrounded by a gradational zone of more moderate gold grades and 1 to 2 meter vein widths.

Drilling at the Balsamo deposit during Q1 2008 focused on defining its upper limits and stepping out from the high grade area. The Balsamo deposit is deeper than the nearby Minita and South Minita deposits and remains open at depth. It is hosted by a north-south structure that will require additional broad step out drilling in both strike directions to close off the known mineralization as well as to search for additional high grade zones. The Balsamo structure can be projected over a distance of several kilometers, the majority of which has never been drill tested.

During the course of its Balsamo deposit drilling, the Company has identified another new gold-bearing vein parallel to and 200 meters east of the Balsamo structure. The Cerro Alto vein has been intersected in a number of Balsamo-focused drill holes and locally contains attractive grades. Deeper drilling is required to determine the full extent of the gold mineralization in the Cerro Alto vein.

The Company has scheduled its resource consultants to perform an updated resource estimate for the El Dorado project, including the Balsamo deposit, this fall, provided drilling on the Balsamo and Cerro Alto veins is completed as expected.

A complete list of Pacific Rim’s drill results to date is available on the Company’s website.

El Dorado Resource and Economic Studies

The Company’s most recent resource estimate for the El Dorado project was conducted in July 2006, and outlined gold and silver resources at the Minita, South Minita, Coyoterra, Nueva Esperanza and Nance Dulce deposits. The July 2006 resource estimate tabulated total gold equivalent measured and indicated resources of 3.7 million tonnes at an average gold equivalent grade of 10.24 g/t tonne, representing 1.2 million ounces of gold (gold equivalents were calculated on a silver to gold ratio of 70:1). This total measured and indicated resource is comprised of: measured resources of 780,000 tonnes at an average grade of 11.3 g/t gold and 75.8 g/t silver (or 12.4 g/t gold equivalent) for a total of 283,600 ounces of gold and 1.9 million ounces of silver (or 311,000 gold equivalent ounces); and indicated resources of 2.9 million tonnes at an average grade of 8.8 g/t gold and 58.6 g/t silver (or 9.7 g/t gold equivalent) for a total of 831,900 ounces of gold and 5.5 million ounces of silver (or 910,700 gold equivalent ounces). Readers are directed to National Instrument 43-101 disclosure at the end of this document for additional information.

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.

Prior to this resource estimate, the Company published a pre-feasibility study for the El Dorado project in January 2005. This pre-feasibility study included an estimation of gold and silver reserves at the Minita deposit alone, and the economic analysis of a proposed mining operation based on these reserves. The El Dorado prefeasibility study is available at www.sedar.com. In reviewing the results of this study, readers are cautioned that significant changes have occurred in a number of the input parameters used in defining the reserves and conducting the economic analysis since its publication in January 2005.

A full feasibility study, utilizing current industry standard input costs and commodity prices, was initiated in fiscal 2007 to investigate the economics of mining the El Dorado project at a higher annual throughput rate (by the inclusion of resources outlined in the South Minita deposit in the July 2006 resource estimate) than that considered in the January 2005 prefeasibility study. In late fiscal 2007 the Company elected to defer completion of the full feasibility study in order to include the resources being drilled at the new Balsamo deposit in addition to the Minita and South Minita resources.

The Company anticipates completion of an updated El Dorado resource estimate, including the Balsamo deposit, by December 2007 and resumption of the El Dorado feasibility study incorporating this updated resource estimate shortly thereafter.

Surface Rights Acquisitions

During fiscal 2004 Pacific Rim negotiated several option agreements to purchase surface rights from local land owners covering key portions of the El Dorado project area. During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement, and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. During Q1 2008, upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. See Note 8(a)(ii) to the Consolidated Financial Statements for additional information.

Permitting

The Company is in the process of applying to the El Salvadoran government for an exploitation concession over the portion of the El Dorado project claims that host the majority of the established resources and the proposed mine infrastructure site. The exploitation concession application relies in part on submission of an approved Environmental Impact Study (“EIS”). Pacific Rim submitted a final EIS to El Salvadoran authorities during fiscal 2007 and is currently awaiting its approval.

Readers are referred to the Company’s 2007 Annual Report for a thorough description of the Company’s EIS submission and the exploitation concession application process. No further progress on the El Dorado EIS or the exploitation concession application was made during Q1 2008.

El Salvadoran Mining Law

El Salvador’s current mining law was enacted in 1996. While it is a modern and workable law, the Company has advocated for changes to improve its clarity and address certain shortcomings. A revised mining law has been prepared by El Salvadoran officials in draft form. The proposed new mining law is expected to be tabled in the El Salvadoran legislative assembly during the Company’s second quarter of fiscal 2008. Pacific Rim believes this new law will provide the framework around which its application for an exploitation concession can be evaluated, and will allow its EIS to proceed expeditiously to final approval.

Summary

The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $2.3 million spent on exploration during Q1 2008 was expended on the El Dorado project, primarily on the on-going drill program with minor expenditures on pre-development activities and community relations initiatives.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 as a result of the Company’s regional project generation efforts. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate low-sulfidation epithermal systems.

The Trinidad vein, one of two known vein structures on the project, contains anomalous gold along the 2 kilometer length it has been mapped on surface, and two sections of the vein near its southern end contain bonanza grades of between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters.

During fiscal 2007 the Company elected to temporarily suspend exploration work at the Santa Rita project after it became the target of intermittent anti-mining protests led by a small group of El Salvadoran Non-Governmental Organizations (“NGOs”), utilizing protestors imported from outside the Santa Rita area. Readers are referred to the Company’s 2007 Annual Report for additional background information regarding the Santa Rita project and its status. No new exploration work was conducted at the Santa Rita project during Q1 2008.

The Santa Rita project is fully permitted for exploration work, surface rights have been negotiated and access has been established, allowing the Company to resume the Santa Rita Phase 1 drill program quickly once the threat of disruptive anti-mining protests has been allayed. In the meantime the Company will continue to pursue diplomatic channels and constructive dialogue to resolve the issue.

Other Projects

On-going surface exploration (primarily mapping and surface sampling) continued at the Company’s Zamora/Cerro Colorado project in El Salvador during Q1 2008. Readers are referred to the Company’s 2007 Annual Report for a thorough description of the Zamora/Cerro Colorado project, and the Company’s other grassroots exploration projects. No material developments occurred on these projects during Q1 2008.

Andacollo Gold Mine, Chile

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. The Company has to date received $4.0 million toward the final sale price from the purchaser. The agreement provides for a final payment of $1.4 million to be made to the Company by September 2007 that is secured by a promissory note (see Note 1 to the financial statements) and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo.

The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2008 was 3,042 ounces of gold and 26,634 ounces of silver at a total cash production cost of $246 per ounce of gold produced (net of silver credits). During the first quarter of fiscal 2007 Pacific Rim’s share of production was 2,977 ounces of gold and 26,905 ounces of silver at a total cash production cost of $216 per ounce of gold produced (net of silver credits). Production costs per ounce of gold increased quarter over quarter as the per-ounce costs associated with residual leaching as the Denton-Rawhide operation nears the end of its mine life increase. Q1 2008 unit production costs include a credit for silver sales where no corresponding credit was realized in Q1 2007.

The gold price closed at $673.60 per ounce on May 1, 2007 (the first trading day in Q1 2008) and $665.50 per ounce on July 31, 2007 (the last trading day in Q1 2008), with closing prices ranging between $642.10 and $684.3 0 during the three-month period of May 1 to July 31, 2007.

Production Highlights

	Q1 2008	Q1 2007
Ounces gold produced*	3,042	2,977
Ounces silver produced*	26,634	26,905
Total cash production cost per gold ounce (net of silver credits)	$246	$216
Ounces of gold sold	1,500	2,500
Ounces of silver sold	25,000	nil
Average realized gold price	$679	$644
Average actual gold price	$663	$634

*Pacific Rim’s 49% share of Denton-Rawhide production

Gold production from Denton-Rawhide during the first quarter of fiscal 2008 was approximately 2% higher than in the same period of fiscal 2007; a reversal of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The improvement in gold production at Denton-Rawhide during Q1 2008 compared to Q1 2007 is a result of on-going production optimization efforts by the mine operators to maximize the recovery of gold from the heap leach pile. While these efforts have and may continue to result in short term improvements in production, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2007, the Company had forward sales contracts in place for 1,000 ounces of gold in two equal lots, priced at $686.75 and $689.51 per ounce, and maturing on May 29, 2007 and June 29, 2007 respectively. These contracts were delivered during Q1 2008 as scheduled and no new contracts have been established. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV. NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the next 40+ years. Details regarding the Agreement are available in the Company’s 2007 Annual Report available at www.pacrim-mining.com or www.sedar.com. No material developments related to closing of the Agreement were made during Q1 2008.

4. RESULTS OF OPERATIONS

The consolidated net loss for Q1 2008 was $(1.5) million or $(0.01) per share compared to a net loss of $(2.0) million or $(0.02) per share in Q1 2007. The $0.5 million improvement in net loss period over period is primarily a result of an increase in mine operating income ($1.1 million for Q1 2008 compared to $0.6 million for Q1 2007) and foreign exchange gain ($0.3 million for Q1 2008 compared to a foreign exchange loss of $(0.2) million for Q1 2007).

Revenue

Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $1.3 million in Q1 2008, compared to $1.6 million in Q1 2007. While gold production increased during Q1 2008 (3,042 ounces) compared to the same period a year earlier (2,977 ounces), the amount of gold sold during the current period was 1,500 ounces, compared to 2,500 ounces of gold sold during Q1 2007. The decrease in gold sales (and related increase in bullion inventory on the Company’s balance sheet; $0.8 million at the end of Q1 2007 and $0.8 million at the end of fiscal 2007 compared to $1.9 million at the end of Q1 2008) was offset in part by improvements in the realized gold price ($679 per ounce for Q1 2008 compared to $644 per ounce for Q1 2007). As a result, revenue for the first quarter of fiscal 2008 was $0.3 million lower than the same period of fiscal 2007.

Mine operating expenses were $0.2 million in Q1 2008 compared to $1.0 million in the same period a year earlier, reflecting a $0.8 million reduction in mine operating costs. The lower operating costs booked for Q1 2008 compared to Q1 2007 reflects the increase in bullion inventory on hand ($1.9 million at July 31, 2007 compared to $0.8 million at April 30, 2007) and resulting decreased sales revenues during the period (see above). Depreciation, depletion and amortization costs at Denton-Rawhide reflected little change quarter over quarter ($0.1 million during Q1 2008 and a negligible amount during Q1 2007) because the cost of the mine’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life.

Decreased mine operating expenses and marginally lower revenues for the current quarter compared to the same period a year earlier led to a $0.5 million improvement in mine operating income, from $0.6 million in Q1 2007 to $1.1 million in Q1 2008.

Expenses

Net non-operating expenses decreased marginally during Q1 2008 to $2.6 million from $2.7 million during Q1 2007. The minor increase in non-operating expenses is attributable to a $0.2 million increase in direct general and administrative costs ($0.6 million during Q1 2008 compared to $0.4 million during Q1 2007). Direct exploration expenses were essentially unchanged ($2.3 million during Q1 2008 compared to $2.2 during Q1 2007). The small increases in exploration and general and administrative expenses quarter over quarter were offset by a $0.3 million unrealized foreign exchange gain during Q1 2008 (compared to an unrealized foreign exchange loss of $(0.2) million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand period over period.

Summary

The net effect of the $0.5 million increase in mine operating income and $0.1 million decrease in non-operating expenses is a $0.5 million decrease in loss for the period from $(2.0) million or $(0.02) per share during Q1 2007 to $(1.5) million or $(0.01) per share during Q1 2008.

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)

	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Revenue	$1,339	$3,088	$1,044	$2,595	$1,610	$1,945	$2,649	$1,712
Mine Operating Costs	$224	$2,340	$544	$1,728	$970	$1,219	$1,259	$1,102
Non-Operating Expenses	$2,574	$3,880	$3,384	$3,209	$2,686	$2,394	$1,997	$1,706
Net income (loss)	$(1,459)	$(3,042)	$(2,974)	$(1,355)	$(2,046)	$(1,711)	$(624)	$1,208
Net income (loss) per share - basic and diluted	$(0.01)	$(0.03)	$(0.03)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$0.01

*unaudited

Though the Company does not experience any material seasonality in its revenues, both revenues and mine operating costs vary quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. In general, gold production at the Company’s Denton-Rawhide operation is declining as is typical and expected in the residual leaching phase of a heap leach operation.

As the Company makes minimal use of gold forward sales, the price of gold realized is closely linked with spot gold prices which have generally increased then stabilized over the past eight quarters. From quarter to quarter, the number of ounces of gold sold may differ form the number of gold ounces produced, the difference being reflected in variations in bullion inventory on the Company’s balance sheet. During quarters when the number of gold ounces sold is substantially less than the number of gold ounces produced (for example, during Q3 2007), bullion inventory tends to increase and revenues tend to be lower (unless increases in the price of gold realized offset the difference) and mine operating costs, which are booked to reflect the costs related to gold ounces sold rather than produced, tend to decrease. When the ‘excess’ bullion inventory is subsequently sold, the reverse effect is seen (for example, during Q4 2007).

Expenses have generally risen over the past eight quarters. The Company’s exploration expenses increased substantially from Q4 2006 onward as the number of drill rigs being employed at the El Dorado project doubled from two to four, and the Company has increased its expenditures on local social and environmental programs. In addition to exploration expenses, general and administrative expenses have generally risen over the past eight quarters in relation to increased regulatory requirements and associated legal and accounting costs, and increases in staff.

Net income (loss) varies quarter to quarter depending primarily on revenues and mine operating expenses as discussed above. Aside from production rates, gold sales, gold price, and exploration and general and administrative expenses, variability in net loss on a quarterly basis is largely a function of unusual or extraordinary events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During Q1 2008 Pacific Rim’s cash and cash equivalents decreased by $1.6 million, from $2.5 million at April 30, 2007 to $0.9 million at July 31, 2007. At July 31, 2007, temporary investments and bullion were $5.6 million and $1.9 million respectively, compared to $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $8.3 million at July 31, 2007 compared to $11.2 million at April 30, 2007, a decrease of $2.9 million.

The Company’s temporary investments consist of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. The Company has no exposure to asset backed commercial paper.

During Q1 2008 the Company received cash flow from the following sources: $2.8 million from the redemption of temporary investments; and, $0.1 million in interest income. Outlays of cash during Q1 2008 included: $2.9 million on direct exploration expenditures; $0.6 million on direct general and administrative expenses; and, $1.0 million on the purchase of property, plant and equipment, including the purchase of surface rights required for the proposed mine infrastructure site at the El Dorado project. The net of these cash inflows and outlays was a decrease in cash and cash equivalents during Q1 2008 of $1.6 million.

Cash Flow Used For Operating Activities

Cash flow used for operating activities was $3.0 million in Q1 2008 compared to $2.5 million in Q1 2007. The $0.5 million increase in cash flow used for operating activities is primarily due to the decrease in net loss quarter over quarter ($1.5 million for Q1 2008 compared to $2.0 million for Q1 2007) combined with decreases in non-cash items including accounts payable and inventories ($(0.7) million and $(0.9) million respectively for Q1 2008 compared to $0.02 million and $(0.5) million respectively for Q1 2007).

Cash Flow Provided by Investing Activities

Cash flow provided by investing activities was $1.4 million during Q1 2008, unchanged from Q1 2007. Redemptions from temporary investments increased during Q1 2008 ($2.4 million compared to $1.4 million made during Q1 2007), but were offset by an increase in purchases of property, plant and equipment ($1.0 million during Q1 2008 compared to a negligible amount during Q1 2007), including the purchase during Q1 2008 of surface rights required for the proposed mine infrastructure site at the El Dorado project.

Cash Flow Provided by Financing Activities

During Q1 2008 no cash flow was provided by financing activities, whereas during Q1 2007 $0.3 million was provided by the issuance of 959,000 common shares upon the exercise of stock options (at an average price of CDN $0.29 per share).

Capital Resources and Financial Condition

At July 31, 2007 the book value of Pacific Rim’s current assets stood at $8.9 million compared to $11.8 million at April 30, 2007. The decrease in current assets is primarily a result of decreases in cash and cash equivalents (from $2.5 million at April 30, 2007 to $0.9 million at July 31, 2007) and temporary investments (from $7.9 million at April 30, 2007 to $5.6 million at July 31, 2007), offset in part by increases in bullion inventory ($0.8 million at April 30, 2007 compared to $1.9 million at July 31, 2007). The Company’s total assets at July 31, 2007 were $19.6 million compared to $21.5 million at April 30, 2007, with property, plant and equipment increasing by $0.9 million (from $6.3 million at April 30, 2007 to $7.2 million at July 31, 2007), and closure fund balances essentially unchanged.

At July 31, 2007, Pacific Rim had current liabilities of $1.9 million, a $0.6 million decrease from the April 30, 2007 amount of $2.5 million. The Company has no debt.

The $2.9 million decrease in current assets combined with the $0.6 million reduction in current liabilities, resulted in a $2.3 million reduction in working capital from $9.3 million at April 30, 2007 to $7.0 million at July 31, 2007.

The Company’s exploration plans for the remainder of the current fiscal year are:

  to complete drilling of the Balsamo deposit and utilize the data generated to calculate an updated resource estimate for the El Dorado project to complete work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally expected to be completed during fiscal 2007 before being temporarily halted in March 2007 order to include the important Balsamo deposit discovery to continue exploration drilling within the El Dorado project and test high priority gold targets discovered in the southern part of the El Dorado district to resume exploration work, including a Phase 1 drill program, at the Santa Rita project to generate drill targets on the Company’s grassroots projects, and identify additional project acquisition opportunities

The Company anticipates that its fiscal 2008 exploration plans as outlined above will cost approximately $8.0 million, though a majority of this anticipated spending is discretionary and can be adjusted according to short-term cash flow predictions. In order to complete this program as planned the Company may require additional financing during fiscal 2008, or alternatively may be required to reduce its exploration expenditures. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to continue to contribute funds in fiscal 2008 that will be used for exploration or general and administrative expenses. In addition, the Company expects to receive a $1.4 million payment related to the sale of the Andacollo mine (see Section 2) during its second quarter of fiscal 2008. Furthermore, the Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 3), if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected during the Company’s second quarter of fiscal 2008. Additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

7. CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations have not materially changed from those disclosed in its 2007 Annual Report.

8. CRITICAL ACCOUNTING POLICIES AND CHANGES

Critical Accounting Policies

As described in the Company’s 2007 Annual Report, the following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Reviews are undertaken to evaluate the carrying values of property, plant and equipment when events or changes in circumstances indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Exploration Expenses

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, is capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Stock-based Compensation

The Company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense over the vesting period, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate, 2005 pre-feasibility study and June 2006 resource estimate (see Section 2).

Inventories
The current production inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Accrued Closure Costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 9 to the consolidated financial statements.

Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants relating to financial instruments. These changes were adopted on a prospective basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Financial Instruments

In accordance with this new standard, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

As a consequence of adopting the financial instruments standard at May 1, 2007, temporary investments increased by $64 and the closure fund balance increased by $78, reflecting the adjustment for unrealized gains to state the balances at fair value

Comprehensive Income

In accordance with the new standard, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

9. RISKS AND UNCERTAINTIES

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of July 31, 2007, the Company had an accumulated deficit of $63.6 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2008. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

Although the Company’s anticipated exploration expenditures through the remainder of fiscal 2008 can be funded from current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset, additional funding may be required in order to meet the Company’s anticipated exploration and general and administrative costs combined, or the Company’s exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to the Company to conduct its planned fiscal 2008 exploration program, to conduct further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and

rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

Forward Selling Activities

The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile and El Salvador may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant inherent risks. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to cover all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

10. CONTROLS AND PROCEDURES

Disclosure Controls

There has been no change in the Company’s disclosure controls during the three months ended July 31, 2007 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

Internal Controls over Financial Reporting

There has been no change in the Company’s internal controls over financial reporting during the three months ended July 31, 2007 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

11. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental Permits and Mine Closure

In September 2004, the Company submitted an EIS to the El Salvador government for a 750 tonne per day operation. Technical approval of the EIS was granted in September 2005 and in October 2006, the finalized EIS (incorporating responses to government and public comments) was resubmitted to the El Salvador government. The Company is currently awaiting further instructions from El Salvadoran authorities or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has in deposit a closure fund of $3.3 million (fair market value of $3.5 million) as of July 31, 2007, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.3 million are anticipated to be spent at Denton-Rawhide in remainder of the current fiscal year, with a further $2.3 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Social and Environmental Programs

The Company’s social and environmental responsibilities are detailed in its 2007 Annual Report available at www.pacrim-mining.com or www.sedar.com.

During the remainder of fiscal 2008, the Company intends to continue its on-going social and environmental initiatives, which focus on community health and education and protection or improvement the environment, including:

  Reforestation efforts: Pacific Rim operates a tree nursery and has planted, or provided free of charge to individuals and institutions, over 40,000 fruit and forestry trees. The Company is also working with local communities to plant fruit trees, and is organizing environmental awareness campaigns with school children. The Company employs an environmental technician dedicated to maintenance of its tree nursery and monitoring of these trees. This reforestation program helps to mitigate micro climate changes and improve water retention in the soil and slope stability, important considerations in El Salvador where mudslides from earthquake and hurricane activity can threaten lives.
  Literacy program: Pacific Rim, in cooperation with the El Salvadoran Ministry of Education, provids the funds for a teacher, supplies and equipment for an adult literacy program available to all community members. Competency in reading and writing is an important job skill regardless of whether participants choose to pursue employment with Pacific Rim now or in the future, or elsewhere in their communities.
  Health Care: Pacific Rim, in cooperation with FUDEM, a well-respected, El Salvadoran non- profit health care organization, sponsors clinics in the El Dorado and Santa Rita areas to test the eye sight of local children, and provide follow-up eye care where appropriate, including free eye glasses. Poor eye health resulting from poor nutrition is endemic in rural El Salvador. The Company hopes to expand this program to include dental and other medical services.
  Housing: The Company is partnering with Fundacion Para Mi Pais, a local NGO focused on providing basic housing, to build approximately 50 houses for needy families in the local community of Sensuntepeque.
  Local infrastructure projects primarily aimed at rectifying health and safety concerns: The Company has contributed funds or in-kind support to various infrastructure projects including: construction of a laundry center to provide a safe, accessible and environmentally sound location for washing, building walls at several schools and hospitals to prevent accidents, improving roads and bridges and funding sports teams and field maintenance.

12. OUTLOOK

Pacific Rim’s available funds include current cash and cash equivalent balances plus short term liquid investments, an anticipated $1.4 million payment due in September 2007 related to the sale of the Andacollo mine, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds will be spent on the El Dorado gold project in El Salvador during the remainder of fiscal 2008. The Company expects to complete its ongoing Balsamo deposit drill program in its second quarter of fiscal 2008, and calculate an updated resource estimate for the El Dorado project by the end of December 2007. Subsequent to the completion of the updated resource estimate, the El Dorado feasibility study will resume (having been temporarily postponed during fiscal 2007 in order to gather the data necessary to include the Balsamo deposit in the mine plan), with an anticipated completion before the end of fiscal 2008. The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan (as envisioned in the January 2005 prefeasibility study) and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives. Funds currently available in cash and cash equivalents and temporary investments, plus anticipated cash flow from gold production at the Denton-Rawhide mine and payments related to the sale of the Andacollo mine are marginally sufficient to conduct the Company’s planned fiscal 2008 exploration programs but are not sufficient to conduct development activities at El Dorado.

The Company awaits receipt of an exploitation concession for the central El Dorado project area, which application is currently in process. The Company intends to commence development activities (construction of an access / haulage ramp) on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study expected to be completed by the end of fiscal 2008, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed.

Outside of the El Dorado project, during the remainder of fiscal 2008 the Company intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

12. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

	Total Cash Production Costs Q1 2008 (3 months ended July 31, 2007)	Total Cash Production Costs Q1 2007 (3 months ended July 31, 2006)
Operating costs	$139	$966
Silver credits realized	$(320)	n/a
Inventory Change	$930	$(324)
Cost base for calculation	$749	$624
Gold ounces produced	3,042	2,977
Cost base per gold ounce produced	$246	$216

14. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F filing (available at www.sec.gov); and corporate website www.pacrim-mining.com.

15. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR in July 2006. The report was coauthored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated September 10, 2007